

Suppl

0000311670

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 429

U.S.$300,000,000 Floating Rate Notes due December 12, 2016

Filed pursuant to Rule 3 of Regulation IA

Dated: December 7, 2012

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$300,000,000 Floating Rate Notes due December 12, 2016, Series No. 429 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated December 7, 2012 (the "Terms Agreement") and the Pricing Supplement dated December 7, 2012 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	0.0400%	99.9600%
Total: U.S.$300,000,000.00	U.S.$120,000.00	U.S.$299,880,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 16, 2012
(B) Pricing Supplement
(C) Terms Agreement

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



Exhibit A

March 16, 2012

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-21/12, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 429

U.S.$300,000,000 Floating Rate Notes due December 12, 2016
(the "Notes")

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

J.P. Morgan

The date of this Pricing Supplement is December 07, 2012.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council) which are incorporated by reference into the Inter-American Development Bank's (the "Bank") United Kingdom Listing Authority Listing Particulars dated August 7, 2012 (the "Listing Particulars"). This Pricing Supplement must be read in conjunction with the Prospectus and the Listing Particulars. This document is issued to give details of an issue by the Bank under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement, the Listing Particulars and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	429
2.	Aggregate Principal Amount:	U.S.$300,000,000
3.	Issue Price:	U.S.$300,000,000, which is 100.00 percent of the Aggregate Principal Amount
4.	Issue Date:	December 12, 2012
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below
6.	Authorized Denomination(s) (Condition 1(b)):	U.S.$1,000 or any integral multiple thereof
7.	Specified Currency (Condition 1(d)):	United States Dollars (U.S.$ or USD) being the lawful currency of the United States of America
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD

9. Specified Interest Payment
    Currency
    (Conditions 1(d) and 7(h)):   USD

10. Maturity Date
    (Condition 6(a)):   December 12, 2016

11. Interest Basis
    (Condition 5):   Variable Interest Rate (Condition 5(II))

12. Interest Commencement Date
    (Condition 5(III)):   Issue Date (December 12, 2012)

13. Variable Interest Rate (Condition
    5(II)):

    (a) Calculation Amount (if
        different than Principal
        Amount of the Note):   Not Applicable

    (b) Business Day Convention: Following Business Day Convention

    (c) Specified Interest Period: Not Applicable

    (d) Interest Payment Date: Quarterly in arrear on March 12, June 12,
                                             September 12, and December 12 in each year,
                                             commencing on March 12, 2013.

                                             Each Interest Payment Date is subject to
                                             adjustment in accordance with the Following
                                             Business Day Convention.

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(e)   Reference Rate: 3-Month USD-LIBOR-BBA

"3-Month USD-LIBOR-BBA" means the rate
for deposits in USD for a period of 3 months
which appears on Reuters Screen LIBOR01
(or such other page that may replace that page
on that service or a successor service) as of
the Relevant Time on the Interest
Determination Date;

"Relevant Time" means 11:00 a.m., London
time;

"Interest Determination Date" means the
second London Banking Day prior to the first
day of the relevant Interest Period; and

"London Banking Day" means a day on which
commercial banks are open for general
business, including dealings in foreign
exchange and foreign currency deposits, in
London.

If such rate does not appear on Reuters Screen
LIBOR01 (or such other page that may replace
that page on that service or a successor service)
at the Relevant Time on the Interest
Determination Date, then the rate for 3-Month
USD-LIBOR-BBA shall be determined on the
basis of the rates at which deposits in USD are
offered at the Relevant Time on the Interest
Determination Date by five major banks in the
London interbank market (the "Reference
Banks") as selected by the Calculation Agent,
to prime banks in the London interbank market
for a period of 3 months commencing on the
first day of the relevant Interest Period and in
an amount that is representative for a single
transaction in the London interbank market at
the Relevant Time. The Calculation Agent
will request the principal London office of
each of the Reference Banks to provide a
quotation of its rate.

If at least two such quotations are provided, the
rate for 3-Month USD-LIBOR-BBA shall be
the arithmetic mean of such quotations. If

4

fewer than two quotations are provided as requested, the rate for 3-Month USD-LIBOR-BBA shall be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the first day of the relevant Interest Period for loans in USD to leading European banks for a period of 3 months commencing on the first day of the relevant Interest Period and in an amount that is representative for a single transaction in the London interbank market at such time.

If no quotation is available or if the Calculation Agent determines in its sole discretion that there is no suitable bank that is prepared to provide the quotes, the Calculation Agent will determine the rate for 3-Month USD-LIBOR-BBA for the Interest Determination Date in question in a manner that it deems commercially reasonable by reference to such additional resources as it deems appropriate.

(f) Primary Source for Interest Rate Quotations for Reference Rate: Reuters

(g) Calculation Agent: See "8. Identity of Calculation Agent" under "Other Relevant Terms"

14. Other Variable Interest Rate Terms (Conditions 5(II) and (III)):

(a) Minimum Interest Rate: Zero (0) percent

(b) Spread: minus (-) 0.01 percent

(c) Variable Rate Day Count Fraction if not actual/360: Act/360, adjusted

(d) Relevant Banking Center: London and New York

15. Relevant Financial Center: London and New York

16. Relevant Business Day: London and New York

17.   Issuer's Optional Redemption
      (Condition 6(e)):   No

18.   Redemption at the Option of the
      Noteholders (Condition 6(f)):   No

19.   Governing Law: New York

20.   Selling Restrictions:

      (a)   United States: Under the provisions of Section 11(a) of the
                                           Inter-American Development Bank Act, the
                                           Notes are exempted securities within the
                                           meaning of Section 3(a)(2) of the U.S.
                                           Securities Act of 1933, as amended, and
                                           Section 3(a)(12) of the U.S. Securities
                                           Exchange Act of 1934, as amended.

      (b)   United Kingdom: The Dealer represents and agrees that it has
                                           complied and will comply with all applicable
                                           provisions of the Financial Services and
                                           Markets Act 2000 with respect to anything
                                           done by it in relation to such Notes in, from
                                           or otherwise involving the United Kingdom.

      (c)   General: No action has been or will be taken by the
                                           Issuer that would permit a public offering of
                                           the Notes, or possession or distribution of any
                                           offering material relating to the Notes in any
                                           jurisdiction where action for that purpose is
                                           required. Accordingly, the Dealer agrees that
                                           it will observe all applicable provisions of law
                                           in each jurisdiction in or from which it may
                                           offer or sell Notes or distribute any offering
                                           material.

Other Relevant Terms

1.   Listing: Application has been made for the Notes to be
                                           admitted to the Official List of the United
                                           Kingdom Listing Authority and to trading on
                                           the London Stock Exchange plc's Regulated
                                           Market.

6

<table>
<tr>
<td>2.</td>
<td>Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:</td>
<td>Depository Trust Company (DTC); Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme</td>
</tr>
<tr>
<td>3.</td>
<td>Syndicated:</td>
<td>No</td>
</tr>
<tr>
<td>4.</td>
<td>Commissions and Concessions:</td>
<td>0.04% of the Aggregate Principal Amount</td>
</tr>
<tr>
<td>5.</td>
<td>Estimated Total Expenses:</td>
<td>None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.</td>
</tr>
<tr>
<td>6.</td>
<td>Codes:</td>
<td></td>
</tr>
<tr>
<td></td>
<td>(a)   CUSIP</td>
<td>45818WAN6</td>
</tr>
<tr>
<td></td>
<td>(b)   Common Code:</td>
<td>086247429</td>
</tr>
<tr>
<td></td>
<td>(c)   ISIN:</td>
<td>US45818WAN65</td>
</tr>
<tr>
<td>7.</td>
<td>Identity of Dealer:</td>
<td>J.P. Morgan Securities plc</td>
</tr>
<tr>
<td>8.</td>
<td>Identity of Calculation Agent:</td>
<td>The Global Agent, Citibank, N.A., London branch, will act as the Calculation Agent.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.</td>
</tr>
<tr>
<td>9.</td>
<td>Provisions for Registered Notes:</td>
<td></td>
</tr>
<tr>
<td></td>
<td>(a) Individual Definitive Registered Notes Available on Issue Date:</td>
<td>No</td>
</tr>
<tr>
<td></td>
<td>(b) DTC Global Note(s):</td>
<td>Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Citibank, N.A. as Global Agent, and the other parties thereto.</td>
</tr>
</table>

(c) Other Registered Global Notes: No

General Information

Additional Information Regarding the Notes

1.   The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2.   United States Federal Income Tax Matters

        A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

        B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

        C) Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

        D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "— Purchase, Sale and Retirement of the Notes" under the United States Holders section should be

8

read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2013 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

TERMS AGREEMENT NO. 429 UNDER
THE PROGRAM

December 07, 2012

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

   The undersigned agrees to purchase from you (the "Bank") the Bank's
U.S.$300,000,000 Floating Rate Notes due December 12, 2016 (the "Notes") described
in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing
Supplement"), at 9:00 a.m. New York time on December 12, 2012 (the "Settlement
Date"), at an aggregate purchase price of U.S.$300,000,000, adjusted as set forth below,
on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001,
relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated
herein by reference. In so purchasing the Notes, the undersigned understands and agrees
that it is not acting as an agent of the Bank in the sale of the Notes.

   When used herein and in the Standard Provisions as so incorporated, the
term "Notes" refers to the Notes as defined herein. All other terms defined in the
Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions
shall have the same meaning when used herein.

   The Bank represents and warrants to us that the representations, warranties
and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the
"Prospectus" revised to read the "Prospectus as amended and supplemented with respect
to Notes at the date hereof") are true and correct on the date hereof.

   The obligation of the undersigned to purchase Notes hereunder is subject
to the continued accuracy, on each date from the date hereof to and including the
Settlement Date, of the Bank's representations and warranties contained in the Standard
Provisions and to the Bank's performance and observance of all applicable covenants and
agreements contained therein. The obligation of the undersigned to purchase Notes
hereunder is further subject to the receipt by the undersigned of the documents referred to
in Section 6(b) of the Standard Provisions.

   Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the
undersigned that, as of the Settlement Date, (i) the representations and warranties of the
Bank contained in the Standard Provisions are true and correct as though made at and as
of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms
Agreement required to be performed or satisfied on or prior to the Settlement Date, and

-1-

(iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at an aggregate purchase price specified above, adjusted as follows: the issue price of 100.00 percent of the principal amount (U.S.$300,000,000) less a combined management and underwriting commission and selling concession of 0.04 percent of the principal amount (U.S.$120,000). For the avoidance of doubt, the Dealer's purchase price after the above adjustment is U.S.$299,880,000.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

    •   a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

    •   a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

-2-

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
               Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London E14 5JP
United Kingdom
Attention: Euro Medium Term Note Desk
Telephone: +44 207 134 1470
Facsimile: +44 203 493 1413

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

SCI:3340765.3

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

SC1:3340765.3

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. MORGAN SECURITIES PLC

By: _____

Name: KEITH PRICE
Title: MD.

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager,
Finance Department